SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549


                               FORM U-6B-2

                       Certificate of Notification


Certificate is filed by:  Bangor Hydro-Electric Company


     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a)of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities:     Promissory Notes

2.   Issue, renewal or guaranty:        Issue


3.   Principal amount of each security:    11 separate notes as follows:

     $10,000,000.00
      $6,300,000.00
      $1,000,000.00
        $700,000.00
        $500,000.00
        $250,000.00
        $250,000.00
        $250,000.00
        $100,000.00
        $150,000.00
        $500,000.00


4.   Rate of interest per annum of each security: 5.31%

5.   Date of issue, renewal or guaranty of each security: December 12, 2003

6.   If renewal of security, give date of original issue:   N/A

7.   Date of maturity of each security:      August 7, 2018.  The principal
of each note shall be paid in eleven equal installments beginning on August 7, 2008 and concluding on August 7, 2018.

8. Name of the person to whom each security was issued, renewed or guaranteed:

Canada Life Insurance Company of America

Principal Life Insurance Company (8 Notes)

Scottish Annuity & Life Holdings Cayman, Ltd.

Scottish RE (US)/Nationwide Life Insurance Co 5 YR Trust
(Nominee Name: CALHOUN & CO.)


9.   Collateral given with each security, if any:   None

10.  Consideration received for each security:    98.612% (The consideration
was discounted to generate an effective interest rate on the notes of 5.76% to reflect increases in the interest rate on US Treasury securities with similar matuties since the initial tranche of this offering on August 7,
2003).

11.  Application of proceeds of each security:

     To refinance existing debt: $19,662,938.81
     To pay Placement Agent fee associated with the Issue: $50,000 To pay Purchaser's Outside Counsel Fee: $9,500

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a.   the provisions contained in the first sentence of
          Section 6(b):

     b.   the provisions contained in the fourth sentence of
          Section 6(b):

     c. the provisions contained in any rule of the Commission other than Rule U-48:
                                   X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of
Section 6(b).)

                                   N/A


14.  If the security or securities are exempt from the provisions of
Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

                                   N/A


15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

                                 Rule 52


                              BANGOR HYDRO-ELECTRIC COMPANY


                              By   /s/ David R. Black
                                      Treasurer




Date:     December 15, 2003